Exhibit (d)(9)
NONCOMPETITION AGREEMENT
THIS AGREEMENT, dated as of October 15, 2023, is made by and between Carl Raimond (the “Employee”), and Thermo Fisher Scientific Inc., a Delaware corporation whose principal offices are located at 168 Third Avenue, Waltham, Massachusetts 02451 (“Employer”).
WHEREAS, Employer has developed and continues to develop and use certain trade secrets, customer lists and other proprietary and confidential information and data, which Employer has spent a substantial amount of time, effort and money, and will continue to do so in the future, to develop or acquire and to promote and increase the related good-will.
NOW, THEREFORE, in consideration of Employee’s new employment or continued employment by Employer or a subsidiary or affiliate thereof, and Employee’s compensation, in particular additional valuable consideration including, but not limited to Employee’s eligibility to participate in Employer’s Executive severance plans, Employee’s eligibility to receive equity compensation awards, and Employee’s access to Confidential Information and Trade Secrets belonging to Employer (as defined in the Company Information and Invention Agreement, the Information and Technology Agreement, or any predecessor agreement Employee may have signed, collectively referred to hereinafter as “Company Information and Invention Agreement”), and for other good and sufficient consideration, which is conditioned, at least in part, upon Employee’s execution and delivery of this Agreement, Employee understands and agrees to the following:
Section 1. Employee recognizes and acknowledges that it is essential for the proper protection of Employer’s legitimate business interests that Employee be restrained for a reasonable period following the termination of Employee’s employment with Employer, either voluntarily or involuntarily, from competing with Employer as set forth below.
Employee acknowledges and agrees that during the term of Employee’s employment with Employer, and for a period of twelve (12) months thereafter, Employee will not, directly or indirectly, engage, participate or invest in or be employed by any business within the Restricted Area, as defined below, which: (i) develops or manufactures products which are competitive with or similar to products developed or manufactured by Employer; (ii) distributes, markets or otherwise sells, either through a direct sales force or through the use of the Internet, products manufactured by others which are competitive with or similar to products distributed, marketed or sold by Employer; or (iii) provide services, including the use of the Internet to sell, market or distribute products, which are competitive with or similar to services provided by Employer, including, in each case, any products or services Employer has under development or which are the subject of active planning at any time during the term of Employee’s employment. The foregoing restrictions shall apply regardless of the capacity in which Employee engages, participates or invests in or is employed by a given business, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise. Employee further agrees that in the event Employee breaches his or her fiduciary duty to Employer or unlawfully takes Employer property, the restrictions in this Section 1 shall be extended to twenty-four (24) months.
“Restricted Area” shall mean each state and territory of the United States of America and each country of the world outside of the United States of America in which Employer had developed, marketed, sold and/or distributed its products and/or services within the last two (2) years of Employee’s employment.
Section 2. During the term of Employee’s employment with Employer and for a period of twelve (12) months after termination of Employee’s employment with Employer for any reason, Employee will not: (i) employ, hire, solicit, induce or identify for employment or attempt to employ, hire, solicit, induce or identify for employment, directly or indirectly, any employee(s) of Employer to leave his or her employment and become an employee, consultant or representative of any other entity including, but not limited to, Employee’s new employer, if any; and/or (ii) solicit, aid in or encourage the solicitation of, contract with, aid in or encourage the contracting with, service, or contact any person or entity which is or was, within the two (2) years prior to Employee’s termination of employment with Employer, a customer or client of Employer, for purposes of marketing, offering or selling a product or service competitive with Employer.
Section 3. For the period of twelve (12) months immediately following the end of Employee’s employment by Employer, Employee will inform each new employer, prior to accepting employment, of the existence of this Agreement and provide that employer with a copy of this Agreement.

Section 4. Employee understands and agrees that the provisions of this Agreement shall not prevent Employee from acquiring or holding publicly traded stock or other publicly traded securities of a business, so long as Employee’s ownership does not exceed 1% percent of the outstanding securities of such company of the same class as those held by Employee.
Section 5. Employee acknowledges that the time, geographic area and scope of activity limitations set forth herein are reasonable and necessary to protect Employer’s legitimate business interests. However, if in any judicial proceeding a court refuses to enforce this Agreement, whether because the time limitation is too long or because the restrictions contained herein are more extensive (whether as to geographic area, scope of activity or otherwise) than is necessary to protect the legitimate business interests of Employer, it is expressly understood and agreed between the parties hereto that this Agreement is deemed modified to the extent necessary to permit this Agreement to be enforced in any such proceedings.
Section 6. Employee further acknowledges and agrees that it would be difficult to measure any damages caused to Employer which might result from any breach by Employee of any of the promises set forth in this Agreement, and that, in any event, money damages would be an inadequate remedy for any such breach. Accordingly, Employee acknowledges and agrees that if he or she breaches or threatens to breach, any portion of this Agreement, Employer shall be entitled, in addition to all other remedies that it may have: (i) to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to Employer; and (ii) to be relieved of any obligation to provide any further payment or benefits to Employee or Employee’s dependents.
Section 7. Employee acknowledges and agrees that should it become necessary for Employer to file suit to enforce the covenants contained herein, and any court of competent jurisdiction awards Employer any damages and/or an injunction due to the acts of Employee, then Employer shall be entitled to recover its reasonable costs incurred in conducting the suit including, but not limited, reasonable attorneys’ fees and expenses.
Section 8. Employee acknowledges and agrees that this Agreement does not constitute a contract of employment and does not imply that Employer or any of its subsidiaries will continue Employee's employment for any period of time.
Section 9. This Agreement represents the entire understanding of the parties with respect to the subject matter hereof and any previous agreements or understandings between the parties regarding the subject matter hereof are merged into and superseded by this Agreement.
Section 10. This Agreement cannot be modified, amended or changed, nor may compliance with any provision hereof be waived, except by an instrument in writing executed by the party against whom enforcement of such modification, amendment, change or waiver is sought. Any waiver by a party of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict compliance with any provision of this Agreement at any time shall not deprive such party of the right to insist upon strict compliance with such provision at any other time or of the right to insist upon strict compliance with any other provision hereof at any time.
Section 11. All notices, requests, demands, consents and other communications which are required or permitted hereunder shall be in writing, and shall be deemed given when actually received or if earlier, two days after deposit with the U.S. postal authorities, certified or registered mail, return receipt requested, postage prepaid or two days after deposit with an internationally recognized air courier or express mail, charges prepaid, addressed as follows:
If to Employer:
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Attention: General Counsel
If to Employee, at the address set forth above, or to such other address as any party hereto may designate in writing to the other party, specifying a change of address for the purpose of this Agreement.
Section 12. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 13. This Agreement shall be construed and interpreted in accordance with, and shall be governed exclusively by, the laws of the Commonwealth of Massachusetts and the federal laws of the United States of America. Any action concerning this Agreement shall be commenced and maintained exclusively in the state or federal courts in Suffolk County, Massachusetts unless Employer, in its sole discretion, chooses to pursue the action in the federal or state courts in the state or county in which Employee resides. Employee hereby irrevocably submits to the personal jurisdiction and venue of all courts located in Suffolk County, Massachusetts, and agrees that he or she will not challenge personal jurisdiction or venue of such courts or seek to have any action concerning this Agreement dismissed or transferred based on personal jurisdiction, venue, inconvenience, or otherwise.
Section 14. Employee agrees that, in the event of any change in his or her position, title, compensation, duties, location, or any other aspect of his or her employment, including any interruption in his or her employment, such change or interruption shall not cause this Agreement to terminate, nor shall it affect in any way Employee’s obligations under this Agreement.
Section 15. EMPLOYEE ACKNOWLEDGES THAT HE OR SHE HAS CAREFULLY READ THIS AGREEMENT AND HAS BEEN GIVEN AT LEAST TEN (10) BUSINESS DAYS TO REVIEW AND SIGN THIS AGREEMENT, DURING WHICH TIME EMPLOYEE HAS HAD THE RIGHT TO CONSULT WITH AN ATTORNEY OF EMPLOYEE'S OWN CHOOSING AT EMPLOYEE’S OWN EXPENSE. EMPLOYEE FURTHER ACKNOWLEDGES THAT HE OR SHE FULLY UNDERSTANDS THE CONTENT AND EFFECT OF THIS AGREEMENT AND AGREES TO ALL OF THE PROVISIONS CONTAINED HEREIN. EMPLOYEE AGREES THAT VOLUNTARILY SIGNING THIS AGREEMENT BEFORE THE EXPIRATION OF THE 10 BUSINESS DAYS SHALL SERVE AS A WAIVER OF THE 10 DAY REVIEW PERIOD.
IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written, and will become effective as of the Closing as defined in your offer letter from Thermo Fisher Scientific.
EMPLOYEE:	THERMO FISHER SCIENTIFIC INC.

/s/ Carl Raimond	By:	/s/ Lisa Britt
	Name:	Lisa Britt
	Title:	Senior Vice President, Chief Human Resources Officer
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